Mail Stop 3561

December 17, 2009

Mr. Robert M. Dunn
Chief Executive Officer
Remuda Investment Corporation
1330 Post Oak Blvd.,
Suite 1600
Houston, TX 77056

> **Re:**   **Remuda Investment Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 26, 2009**
> **Form 10-Q for the Quarter Ended**
> **September 30, 2009**
> **Filed November 16, 2009**
> **File No. 000-53137**

Dear Mr. Dunn:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for the Quarter Ended September 30, 2009

Item 4A(T). Controls and Procedures, page 3

1. We note that you have not provided an evaluation of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q as required by Item 307 of Regulation S-K. Please revise. In addition, as management did not initially provide such disclosure, tell us how you considered this omission from your conclusion on the effectiveness of your disclosure controls and procedures.

2. We note you voluntarily provided management's report on internal control over financial reporting. We also note you concluded at September 30, 2009 that your internal controls over financial reporting "may not be effective." Please revise your conclusion to state in unqualified language whether your internal controls over financial reporting are *effective* or *ineffective.* Please refer to Item 308 of Regulation S-K for guidance.

Section 302 Certification

3. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respect:
    *   In the head note to paragraph four, you included the following additional language: "I am the registrant's principal executive officer and principal financial officer and." Please remove this additional verbiage as it is not consistent with the requirements of Item 601(31) of Regulation S-K.
    Please confirm in future filings, including any amendments to this Form 10-Q, that you will revise your certification to comply with the issue noted above.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services